Filed pursuant to Rule 433 of the

Securities Act of 1933, as amended

Registration No. 333-158417

May 28, 2009

2,750,000 Shares of Common Stock

Terms and Conditions

ISSUER:	Itron, Inc. (the “Company”)

SECURITIES OFFERED:	2,750,000 shares of common stock

OFFERING PRICE:	$53.00 (USD) per share of common stock

OVER-ALLOTMENT OPTION:	The Company has granted the underwriters a 30-day over-allotment option to purchase up to 412,500 additional shares of common stock, exercisable in whole or in part at the same price per share to cover over-allotments, if any.

USE OF PROCEEDS:	The Company expects to use approximately $125.0 million of the net proceeds from the sale of the shares to repay a portion of its outstanding non-convertible debt and the remainder for general corporate purposes.

FORM OF OFFERING:	Firm-commitment underwritten public offering pursuant to a registration statement on Form S-3 that was filed and declared effective on April 6, 2009.

LISTING:	The shares are listed on the Nasdaq Global Select Market under the symbol “ITRI”

TRADE DATE:	May 29, 2009

SETTLEMENT DATE:	June 3, 2009

LOCK-UP PROVISIONS:	The Company, its executive officers and directors have entered into lock-up agreements with the underwriters. Under these agreements, the Company and each of these persons may not, without the prior written approval of the underwriters, subject to limited exceptions, offer, sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of or enter into any swap or other arrangement that transfers any economic consequences of ownership of the Company’s common stock or other securities that are substantially similar to the Company’s common stock, or securities convertible into or exercisable or exchangeable for warrants or other rights to purchase the Company’s common stock and other securities. These restrictions will be in effect for a period of 60 days after the date of this prospectus supplement.

ELIGIBILITY:	No eligibility restrictions of the shares in the United States. The shares may be sold to Canadian residents who qualify as institutional accredited investors under applicable Canadian securities laws, in transactions that are exempt from the prospectus requirements and in compliance with, or in reliance on an exemption from, the dealer registration requirements of such laws. Any shares sold to Canadian residents may be resold only in accordance with further exemptions from the prospectus requirements and in compliance with, or in reliance on an exemption from, the dealer registration requirements of such laws.

UNDERWRITERS:	Canaccord Adams Inc., Canaccord Capital Corporation and Stephens Inc.

The Company has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the base prospectus in that registration statement, the prospectus supplement when available, and other documents the Company has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the base prospectus or, when available, the prospectus supplement if you request it by calling Canaccord Adams at 1-800-225-6201.